SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                           SHORT-TERM INVESTMENTS CO.


On December 14, 2000, the Board of Directors of Short-Term Investments Co. on behalf of the Prime Portfolio indicated that the Fund will attempt to meet its objectives by investing in high-quality U.S. dollar denominated obligations with maturities of 60 days or less, including:

         o        securities issued by the U.S. Government or its agencies;
         o bankers' acceptances, certificates of deposit and time deposits from banks;
         o        repurchase agreements;
         o        commercial paper;
         o        taxable municipal securities; and
         o        master notes.

The maturities of delayed delivery and when-issued securities may, however, be more than 60 days.